Exhibit 99.1

Regulatory Announcement

Kofax Limited

Results of AGM

Irvine, CA, November 10, 2014 Kofax® Limited (NASDAQ and LSE: KFX), a leading provider of smart process applications for the business critical First Mile™ of customer interactions, today announces the results of its Annual General Meeting held at 10 a.m. on November 10, 2014 at the offices of Dechert LLP, 160 Queen Victoria Street, London EC4V 4QQ.

All resolutions set out in the Notice of Annual General Meeting were duly passed by the requisite number of shareholders on a show of hands.

As previously announced, Bruce Powell did not stand for re-election at today’s Annual General Meeting. Following the conclusion of the Annual General Meeting, the total number of Non-Executive and Executive Directors is nine.

In accordance with Rule 9.6.2R of the Listing Rules, the resolutions will be submitted to the National Storage Mechanism and will shortly be available for inspection at http://www.morningstar.co.uk/uk/NSM.

Proxies:

The total voting rights in the Company at 10 a.m. on November 6, 2014 was 92,161,220. Proxy appointments were validly made in respect of 75,369,246 common shares for all resolutions.

Annual General Meeting:

Resolution 1: To receive and adopt the Directors’ Report and Accounts for the year ended 30 June 2014 and the Auditors’ Report thereon.

Votes for:	73,115,308	98.115%
	(plus 1,375,560 discretionary)	1.846%
Votes against:	28,821	0.039%
Votes withheld:	849,557

Resolution 2: To approve the Directors’ Remuneration Policy.

Votes for:	66,435,903	89.021%
	(plus 1,375,560 discretionary)	1.843%
Votes against:	6,817,942	9.136%
Votes withheld:	739,841

Resolution 3: To approve the Director’s Remuneration Report.

Votes for:	66,766,636	89.483%
	(plus 1,375,560 discretionary)	1.844%
Votes against:	6,471,666	8.674%
Votes withheld:	755,384

Resolution 4: To re-appoint Reynolds C. Bish as a director.

Votes for:	73,107,906	97.838%
	(plus 1,375,560 discretionary)	1.841%
Votes against:	239,756	0.321%
Votes withheld:	646,024

Resolution 5: To re-appoint James Arnold, Jr. as a director.

Votes for:	73,123,005	97.858%
	(plus 1,375,560 discretionary)	1.841%
Votes against:	224,657	0.301%
Votes withheld:	646,024

Resolution 6: To re-appoint Greg Lock as a director.

Votes for:	72,584,640	97.137%
	(plus 1,375,560 discretionary)	1.841%
Votes against:	763,822	1.022%
Votes withheld:	645,224

Resolution 7: To re-appoint Wade Loo as a director.

Votes for:	73,205,459	97.968%
	(plus 1,375,560 discretionary)	1.841%
Votes against:	143,003	0.191%
Votes withheld:	645,224

Resolution 8: To re-appoint Chris Conway as a director.

Votes for:	73,180,438	97.934%
	(plus 1,375,560 discretionary)	1.841%
Votes against:	168,024	0.225%
Votes withheld:	645,224

Resolution 9: To re-appoint Mark Wells as a director.

Votes for:	73,180,438	97.934%
	(plus 1,375,560 discretionary)	1.841%
Votes against:	168,024	0.225%
Votes withheld:	645,224

Resolution 10: To re-appoint William T. Comfort as a director.

Votes for:	70,715,742	94.636%
	(plus 1,375,560 discretionary)	1.841%
Votes against:	2,632,720	3.523%
Votes withheld:	645,224

Resolution 11: To re-appoint Joe Rose as a director.

Votes for:	73,180,262	97.934%
	(plus 1,375,560 discretionary)	1.841%
Votes against:	168,200	0.225%
Votes withheld:	645,224

Resolution 12: To re-appoint James A Urry as a director.

Votes for:	70,936,654	94.932%
	(plus 1,375,560 discretionary)	1.841%
Votes against:	2,411,808	3.228%
Votes withheld:	645,224

Resolution 13: To re-appoint Ernst &Young LLP as auditors.

Votes for:	74,537,135	99.750%
Votes against:	186,887	0.250%
Votes withheld:	645,224

Resolution 14: To approve the Kofax Limited 2014 Employee Stock Purchase Plan.

Votes for:	72,786,757	97.675%
	(plus 1,375,560 discretionary)	1.846%
Votes against:	357,384	0.480%
Votes withheld:	849,545

Resolution 15: To renew authority to allot securities.

Votes for:	73,116,350	97.849%
	(plus 1,375,560 discretionary)	1.841%
Votes against:	231,912	0.310%
Votes withheld:	645,424

Resolution 16: To renew power to disapply pre-emption rights (Special resolution).

Votes for:	73,334,015	98.140%
	(plus 1,375,560 discretionary)	1.841%
Votes against:	14,471	0.019%
Votes withheld:	645,200

Resolution 17: To renew authority for market purchases of own shares (Special resolution).

Votes for:	73,344,862	98.154%
	(plus 1,375,560 discretionary)	1.841%
Votes against:	3,800	0.005%
Votes withheld:	645,024

Please note that a “vote withheld” is not a vote at law and is not counted in the calculation of the proportion of the votes “for” and “against” a resolution.

For further information, please contact:

Media Contact:	Investor Contacts:

Laura Brandlin Director, Corporate Communications +1 (949) 783-1545 Laura.Brandlin@kofax.com	MKR Group Inc. Todd Kehrli +1 (323) 468-2300 kfx@mkr-group.com FTI Consulting Chris Lane +44 (0) 20 7831 3113 kofax@fticonsulting.com

About Kofax Limited

Kofax® Limited (NASDAQ and LSE: KFX) a leading provider of smart process applications for the business critical First Mile™ of customer interactions. These begin with an organization’s systems of engagement, which generate real time, information intensive communications from customers, and provide an essential connection to their systems of record, which are typically large scale, rigid enterprise applications and repositories not easily adapted to more contemporary technology. Success in the First Mile can dramatically improve an organization’s customer experience and greatly reduce operating costs, thus driving increased competitiveness, growth and profitability. Kofax software and solutions provide a rapid return on investment to more than 20,000 customers in banking, insurance, government, healthcare, business process outsourcing and other markets. Kofax delivers these through its own sales and service organization, and a global network of more than 800 authorized partners in more than 75 countries throughout the Americas, EMEA and Asia Pacific.

Kofax is a registered trademark and First Mile is a trademark of Kofax Limited.